Exhibit 99.109

To the United States Securities and Exchange Commission

The undersigned hereby consents to the inclusion in this Registration Statement on Form 40-F of Cybin Inc. (the “Company”) being filed with the United States Securities and Exchange Commission of its report, dated June 24, 2021, on the consolidated statements of financial position of the Company as of March 31, 2021 and 2020, and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the year ended March 31, 2021 and for the period from incorporation October 22, 2019 to March 31, 2020, and notes to the consolidated financial statements, including a summary of significant accounting policies.

(signed “Zeifmans LLP”)
July 26, 2021	Chartered Professional Accountants
Toronto, Ontario	Licensed Public Accountants